FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Appointment of Executive Officer; Departure of Executive Officer.

Xinyuan Real Estate Co., Ltd. (the “Company”) has appointed Mr. Frank Hin Kit Ng as the Company’s new Chief Financial Officer, and has accepted the resignation of Mr. Longgen Zhang, the Company’s current Chief Financial Officer, to take effect August 31, 2008.

99.1 Press release, dated August 19, 2008, regarding Xinyuan Real Estate Co., Ltd’s Appointment of New Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: August 19, 2008

Xinyuan Real Estate Appoints New Chief Financial Officer

BEIJING, China, August 19, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced that it has appointed Mr. Frank Hin Kit Ng as its chief financial officer to replace Mr. Longgen Zhang, who will step down as chief financial officer effective August 31, 2008 to pursue other professional interests. Mr. Zhang will remain to assist management with the announcement of Xinyuan’s second quarter earnings on September 2, 2008.

“I would like to thank Longgen for his dedicated service to Xinyuan,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “As CFO, he helped Xinyuan transition from a private company to the first developer from China to be listed on the New York Stock Exchange. We are grateful for his leadership with this transition and his assistance in strengthening our financial and internal controls.”

“We are now delighted to announce the appointment of Mr. Ng as our new chief financial officer,” continued Mr. Zhang. “Mr. Ng brings with him over 20 years of broad financial experience and his extensive knowledge will help further strengthen our financial management, transparency and corporate governance efforts as we continually strive to exceed the high standards expected by our shareholders. In addition to his impressive financial background, Mr. Ng’s employment history includes leadership positions with some of the most well-known publicly listed property management and real estate development companies in China and Hong Kong. We are excited and eager for him to fill this role and confident that he will make significant contributions to our team as we continue to build the Xinyuan brand in Tier II cities across China.”

Mr. Ng joins Xinyuan from Melco China Resorts Limited, a company listed on the Toronto Stock Exchange (CVE: MCG) where he served as the chief financial officer. Prior to that, Mr. Ng was the chief financial officer for Agile Property Holdings Ltd., a company listed on the Hong Kong Stock Exchange (HKSE: 3383). Earlier in his career, Mr. Ng held several senior finance positions with well-respected Chinese companies and was the financial controller of Beijing Oriental Plaza Co., Limited, invested by Li Ka Shing’s companies and others, and later went on to become the general manager of finance and operations with Total Wireless Solutions Industrial Limited.

Mr. Ng holds numerous academic and professional accreditations including an MBA in Technology Management from Monash University, Australia, an MSc in Real Estate from the University of Reading, England, a postgraduate diploma in Management Studies from City University of Hong Kong, a BBA in Finance and Accounting from the University of East Asia, Macau and a CPA in Hong Kong and Australia. Mr. Ng is also a Fellow Member of the Association of Chartered Certified Accountants and an Associate Member of the Institute of Chartered Secretaries and Administrators.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community life. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates.

Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning Xinyuan’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the risk that: we rely on our key management members; we face intense competition from other real estate developers; PRC economic, political and social conditions as well as government policies can affect our business; we may be unable to complete our property developments on time or at all; we may not be able to successfully manage our expansion; we may not be able to execute our business plan; our results of operations may fluctuate from period to period and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2007. All information provided in this press release is as of August 19, 2008, and Xinyuan undertakes no duty to update such information, except as required under the applicable law.

For investor and media inquiries, please contact:

Ms. Lisa Wang
Director of Investor Relations
General Manager of Strategy, Investment and Financing Department
Tel:	+86 (10) 6598-1626
Email:	lisa.wang@xyre.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:	+1 (212) 880-5269
Email:	thomas.smith@ogilvypr.com